UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **April 14, 2005**



Cross Country Healthcare, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-33169**	**13-4066229**
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487
(Address of Principal Executive Office) (Zip Code)

(561) 998-2232
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement.

On April 14, 2005, Cross Country Healthcare, Inc. ("the Company") entered into an Underwriting Agreement (the "Underwriting Agreement") with Morgan Stanley Dean Witter Capital Partners IV, L.P., MSDW IV 892 Investors, L.P., Morgan Stanley Dean Witter Capital Investors IV, L.P., Morgan Stanley Venture Partners III, L.P., Morgan Stanley Venture Investors III, L.P. and Morgan Stanley Venture Partners Entrepreneur Fund, L.P. (collectively, the "Selling Shareholders") and Citigroup Capital Markets Inc., as underwriter. The Underwriting Agreement was entered into in connection with the public offering of 4,172,868 shares of the Company's common stock, in the aggregate, owned by the Selling Shareholders. Under the terms of the Underwriting Agreement, we have agreed to indemnify Citigroup against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute payments Citigroup may be required to make because of any of those liabilities. A copy of the Underwriting Agreement is attached hereto as Exhibit 99.1.

Item 8.01   Other Events.

Incorporated by reference are press releases issued by the Company on April 14, 2005 which are attached hereto as Exhibits 99.2, 99.3 and 99.4. This information is being furnished under Item 8.01 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

Item 9.01   Financial Statements and Exhibits.

(c) Exhibits

Exhibit	Description
99.1	Underwriting Agreement
99.2	First Press Release issued by the Company on April 14, 2005
99.3	Second Press Release issued by the Company on April 14, 2005
99.4	Third Press Release issued by the Company on April 14, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CROSS COUNTRY HEALTHCARE, INC.

By: /s/ EMIL HENSEL
Name: Emil Hensel
Title: Chief Financial Officer

Dated: April 15, 2005

Links

Item 1.01 Entry into a Material Definitive Agreement.
Item 8.01 Other Events.
Item 9.01 Financial Statements and Exhibits.

EXHIBIT 99.1

===

CROSS COUNTRY HEALTHCARE, INC.
(a Delaware corporation)

4,172,868 Shares of Common Stock

UNDERWRITING AGREEMENT

Dated: April 14, 2005

===

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                    CROSS COUNTRY HEALTHCARE, INC.

                       (a Delaware corporation)

                    4,172,868 Shares of Common Stock

                      (Par Value $.0001 Per Share)

                        UNDERWRITING AGREEMENT
                                                        April 14, 2005

Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

Ladies and Gentlemen:

          Cross Country Healthcare, Inc., a Delaware corporation (the
"Company"), and the persons listed in Schedule A hereto under the heading "Name
of Selling Shareholder" (the "Selling Shareholders"), confirm their respective
agreements with Citigroup Global Markets Inc. (the "Underwriter") with respect
to the sale by the Selling Shareholders, acting severally and not jointly, and
the purchase by the Underwriter, of the respective numbers of shares of Common
Stock, par value $.0001 per share, of the Company ("Common Stock") set forth in
said Schedule A hereto. The aforesaid 4,172,868 shares of Common Stock to be
purchased by the Underwriter are hereinafter called the "Securities."

          The Company and the Selling Shareholders understand that the
Underwriter proposes to make a public offering of the Securities as soon as the
Underwriter deems advisable after this Agreement has been executed and
delivered.

          The Company has filed with the Securities and Exchange
Commission (the "Commission") a registration statement on Form S-3 (No.
333-120189) covering the registration of the Securities under the Securities Act
of 1933, as amended (the "1933 Act"), and the offering thereof from time to time
in accordance with Rule 415 of the rules and regulations of the Commission under
the 1933 Act (the "1933 Act Regulations"). Such registration statement has been
declared effective by the Commission, and the Company has filed such
post-effective amendments thereto as may be required prior to the execution of
this Agreement and each such post-effective amendment has been declared
effective by the Commission. Such registration statement (as so amended, if
applicable), including the information, if any, deemed to be a part thereof
pursuant to Rule 430A(b) of the 1933 Act Regulations (the "Rule 430A
Information") or Rule 434(d) of the 1933 Act Regulations (the "Rule 434
Information"), is referred to herein as the "Registration Statement"; and the
final prospectus and the final prospectus supplement relating to the offering of
the Securities, in the forms first furnished to the Underwriter by the Company
for use in connection with the offering of the Securities, are collectively
referred to herein as the "Prospectus"; provided, however, that all references
to the "Registration Statement" and the "Prospectus" shall also be deemed to
include all documents incorporated therein by reference pursuant to the 1933 Act
or the Securities Exchange Act of 1934, as amended (the "1934 Act"), prior to
the execution of this Agreement (including, but not limited to, the Company's
Annual Report on Form 10-K filed with the Commission on March 16, 2005, the
Company's Form 10-K/A filed with the Commission on April 14, 2005 and the
Company's Proxy Statement on Schedule 14A filed with the Commission on April 11,
2005); provided, further, that if the Company files a registration statement
with the Commission pursuant to Rule 462(b) of the 1933 Act Regulations (the
"Rule 462(b) Registration Statement"), then all references to "Registration
Statement" shall also be deemed to include the Rule 462 (b) Registration
Statement; and provided, further, that if the Company elects to rely upon Rule
434 of the 1933 Act Regulations, then all references to "Prospectus" shall also

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be deemed to include the final or preliminary prospectus and the applicable term sheet or abbreviated term sheet (the "Term Sheet"), as the case may be, in the forms first furnished to the Underwriter by the Company in reliance upon Rule 434 of the 1933 Act Regulations, and all references to the date of the Prospectus shall mean the date of the Term Sheet. A "preliminary prospectus" shall be deemed to refer to (i) any prospectus used before the Registration Statement became effective and (ii) any prospectus that omitted, as applicable, the Rule 430A Information, the Rule 434 Information or other information to be included upon pricing in a form of prospectus filed with the Commission pursuant to Rule 424(b) ("Rule 424(b)") of the 1933 Act Regulations and was used after such effectiveness and prior to the initial delivery of the Prospectus to the Underwriter by the Company. For purposes of this Agreement, all references to the Registration Statement, Prospectus, Term Sheet or preliminary prospectus or to any amendment or supplement to any of the foregoing shall be deemed to include any copy filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval system ("EDGAR").

All references in this Agreement to financial statements and schedules and other information which is "contained," "included" or "stated" (or other references of like import) in the Registration Statement, Prospectus or preliminary prospectus shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in the Registration Statement, Prospectus or preliminary prospectus, as the case may be, prior to the execution of this Agreement; and all references in this Agreement to amendments or supplements to the Registration Statement, Prospectus or preliminary prospectus shall be deemed to include the filing of any document under the 1934 Act which is incorporated by reference in the Registration Statement, Prospectus or preliminary prospectus, as the case may be, after the execution of this Agreement.

Section 1. Representations and Warranties.

(a) Representations and Warranties by the Company. The Company represents and warrants to the Underwriter as of the date hereof and as of the Closing Time referred to in Section 2(b) hereof, and agrees with the Underwriter, as follows:

(i) Compliance with Registration Requirements; Incorporated Documents. The Company meets the requirements for use of Form S-3 under the 1933 Act. Each of the Registration Statement and any Rule 462(b) Registration Statement has become effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement or any Rule 462(b) Registration Statement has been issued under the 1933 Act and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Commission, and any request on the part of the Commission for additional information has been complied with.

At the respective times the Registration Statement, any Rule 462(b) Registration Statement and any post-effective amendments thereto (including the filing of the Company's most recent Annual Report on Form 10-K with the Commission (the "Annual Report on Form 10-K")) became effective and at the Closing Time, the Registration Statement, the Rule 462(b) Registration Statement and any amendments and supplements thereto complied and will comply in all material respects with the requirements of the 1933 Act and the 1933 Act Regulations and did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. Neither the Prospectus nor any amendments or supplements thereto (including any prospectus wrapper), at the time the Prospectus or any amendments or supplements thereto were issued and at the Closing Time, included or will include an untrue statement of a material fact or

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omitted or will omit to state a material fact necessary in order to
make the statements therein, in the light of the circumstances under
which they were made, not misleading. If the Company elects to rely
upon Rule 434 of the 1933 Act Regulations ("Rule 434"), the Company
will comply with the requirements of Rule 434. The representations and
warranties in this subsection shall not apply to statements in or
omissions from the Registration Statement or the Prospectus made in
reliance upon and in conformity with information furnished to the
Company in writing by the Underwriter expressly for use in the
Registration Statement or the Prospectus.

The Prospectus, each preliminary prospectus and the
prospectuses filed as part of the Registration Statement as originally
filed or as part of any amendment thereto, or filed pursuant to Rule
424 under the 1933 Act, complied when so filed in all material
respects with the 1933 Act Regulations and each preliminary prospectus
and the Prospectus delivered to the Underwriter for use in connection
with this offering will, at the time of such delivery, be identical to
the electronically transmitted copies thereof filed with the
Commission pursuant to EDGAR, except to the extent permitted by
Regulation S-T.

The documents incorporated or deemed to be incorporated by
reference in the Registration Statement and the Prospectus, when they
became effective or at the time they were or hereafter are filed with
the Commission, complied and will comply in all material respects with
the requirements of the 1934 Act and the rules and regulations of the
Commission thereunder (the "1934 Act Regulations") and, when read
together with the other information in the Prospectus, at the date of
the Prospectus and at the Closing Time, did not and will not include an
untrue statement of a material fact or omit to state a material fact
necessary in order to make the statements therein, in the light of the
circumstances under which they were made, not misleading.

(ii) Independent Accountants. The accountants who certified the
financial statements and supporting schedules included in the
Registration Statement are independent public accountants as required
by the 1933 Act and the 1933 Act Regulations.

(iii) Financial Statements. The consolidated financial
statements included in the Registration Statement and the Prospectus,
together with the related schedules and notes, present fairly the
financial position of the Company and its consolidated Subsidiaries at
the dates indicated and the statement of operations, stockholders'
equity and cash flows of the Company and its consolidated Subsidiaries
for the periods specified; said financial statements have been
prepared in conformity with generally accepted accounting principles
("GAAP") applied on a consistent basis throughout the periods
involved. The supporting schedules included in the Registration
Statement present fairly in accordance with GAAP the information
required to be stated therein. The selected consolidated financial and
other data and the summary consolidated financial and other
information of the Company included in the Prospectus present fairly
the information shown therein and have been compiled on a basis
consistent with that of the audited financial statements included in
the Registration Statement. The pro forma financial information and
the related notes thereto included in the Registration Statement and
the Prospectus present fairly the information shown therein, have been
prepared in accordance with the Commission's rules and guidelines with
respect to pro forma financial statements and have been properly
compiled on the basis described therein, and the assumptions used in
the preparation thereof are reasonable and the adjustments used
therein are appropriate to give effect to the transactions and
circumstances referred to therein.

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(iv) No Material Adverse Change in Business. Since the respective dates as of which information is given in the Registration Statement and the Prospectus, except as otherwise stated therein, (A) there has been no material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business (a "Material Adverse Effect"), (B) there have been no transactions entered into by the Company or any of its Subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and its Subsidiaries considered as one enterprise, and (C) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock.

(v) Good Standing of the Company. The Company has been duly organized and is validly existing as a corporation in good standing under the laws of the State of Delaware and has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Prospectus and to enter into and perform its obligations under this Agreement; and the Company is duly qualified as a foreign corporation to transact business and is in good standing in each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect.

(vi) Good Standing of Subsidiaries. (A) Each Subsidiary of the Company set forth on Schedule C hereto (which lists all subsidiaries of the Company) (each a "Subsidiary" and, collectively, the "Subsidiaries") has been duly organized and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Prospectus and is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect; except as otherwise disclosed in the Registration Statement, all of the issued and outstanding capital stock of each such Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and, except as otherwise disclosed in the Registration Statement, is owned by the Company, directly or through Subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity; none of the outstanding shares of capital stock of any Subsidiary was issued in violation of the preemptive or similar rights of any securityholder of such Subsidiary.

(B) Except as disclosed in the Prospectus, there are no encumbrances or restrictions on the ability of any Subsidiary (i) to pay any dividends or make any distributions on such Subsidiary's capital stock, (ii) to make any loans or advances to, or investments in the Company or any other Subsidiary, or (iii) to transfer any of its property or assets to the Company or any other Subsidiary.

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(vii) Capitalization. The authorized, issued and outstanding capital stock of the Company is as set forth in the Prospectus (except for subsequent issuances, if any, pursuant to this Agreement, pursuant to reservations, agreements or employee benefit plans referred to in the Prospectus or pursuant to the exercise of convertible securities or options referred to in the Prospectus). The shares of issued and outstanding capital stock of the Company, including, without limitation, the Securities to be sold by the Selling Shareholders, have been duly authorized and validly issued and are fully paid and non-assessable; none of the outstanding shares of capital stock of the Company was issued in violation of the preemptive or other similar rights of any securityholder of the Company. The shares of issued and outstanding capital stock of the Company have been issued in compliance, in all material respects, with all federal and state securities laws. Except as disclosed in the Prospectus and except for subsequent issuances pursuant to existing employee benefit plans referred to in the Prospectus, there are no outstanding options or warrants to purchase, or any preemptive rights or other rights to subscribe for or to purchase, any securities or obligations convertible into, or any contracts or commitments to issue or sell, shares of the Company's capital stock or any such options, warrants, rights, convertible securities or obligations. The description of the Company's stock option and purchase plans and the options or other rights granted and exercised thereunder set forth in the Prospectus accurately and fairly describe, in all material respects, the information required to be shown with respect to such plans, arrangements, options and rights.

(viii) Authorization of Agreement. This Agreement has been duly authorized, executed and delivered by the Company.

(ix) Authorization and Description of Securities. The Common Stock conforms to all statements relating thereto contained in the Prospectus and such description conforms to the rights set forth in the instruments defining the same; no holder of the Securities will be subject to personal liability by reason of being such a holder; and the issuance of the Securities is not subject to the preemptive or other similar rights of any securityholder of the Company.

(x) Absence of Defaults and Conflicts. Neither the Company nor any of its Subsidiaries is in violation of its charter or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which it or any of them may be bound, or to which any of the property or assets of the Company or any Subsidiary is subject (collectively, "Agreements and Instruments") except for such defaults under Agreements and Instruments that would not result in a Material Adverse Effect; and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated in this Agreement and in the Registration Statement and compliance by the Company with its obligations under this Agreement have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any Subsidiary pursuant to, the Agreements and Instruments (except for such conflicts, breaches or defaults or liens, charges or encumbrances that would not result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter or by-laws of the Company or any Subsidiary or any applicable law,

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statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any Subsidiary or any of their assets, properties or operations. As used herein, a "Repayment Event" means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder's behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any Subsidiary.

(xi) Absence of Labor Dispute. Except as disclosed in the Prospectus, no labor dispute with the employees of the Company or any Subsidiary exists or, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or any Subsidiary's principal suppliers, manufacturers, customers or contractors, which, in either case, would reasonably be expected to result in a Material Adverse Effect.

(xii) Absence of Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency or body, domestic or foreign, now pending, or, to the knowledge of the Company, threatened, against or affecting the Company or any Subsidiary, which is required to be disclosed in the Registration Statement (other than as disclosed therein), or which would reasonably be expected to result in a Material Adverse Effect, or which would reasonably be expected to materially and adversely affect the properties or assets thereof or the consummation of the transactions contemplated in this Agreement or the performance by the Company of its obligations hereunder or thereunder; the aggregate of all pending legal or governmental proceedings to which the Company or any Subsidiary is a party or of which any of their respective property or assets is the subject which are not described in the Registration Statement, including ordinary routine litigation incidental to the business, would not reasonably be expected to result in a Material Adverse Effect.

(xiii) Accuracy of Exhibits. There are no contracts or documents which are required to be described in the Registration Statement or the Prospectus or to be filed as exhibits thereto which have not been so described and filed as required.

(xiv) Possession of Intellectual Property. The Company and its Subsidiaries own or possess, or can acquire on reasonable terms, adequate patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property (collectively, "Intellectual Property") necessary to carry on the business now operated by them, and neither the Company nor any of its Subsidiaries has received any notice or is otherwise aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances which would render any Intellectual Property invalid or inadequate to protect the interest of the Company or any of its Subsidiaries therein, and which infringement or conflict (if the subject of any unfavorable decision, ruling or finding) or invalidity or inadequacy, singly or in the aggregate, would reasonably be expected to result in a Material Adverse Effect.

(xv) Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court or governmental authority or agency is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Securities under this Agreement or the consummation of the transactions contemplated by this Agreement, except such as have been already obtained or as may be required under the 1933 Act or the 1933 Act Regulations and foreign or state securities or blue sky laws.

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(xvi) Possession of Licenses and Permits. The Company and its Subsidiaries possess required permits, licenses (including, without limitation, any state nursing pool licenses), provider numbers, certificates, approvals, accreditations (including, without limitation, accreditation or certifications as applicable required by the Joint Commission on Accreditation of Healthcare Organizations), consents and other authorizations (collectively, "Governmental Licenses") issued by, and have made all required declarations and filings with, the appropriate federal, state, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by them (including, without limitation, the Governmental Licenses) as are required under such federal and state healthcare laws as are applicable to the Company and its Subsidiaries, except where the failure to possess such Governmental Licenses or to make such declarations and filings could not reasonably be expected to have a Material Adverse Effect; to the best knowledge of the Company, the individual nurses and other personnel that the Company and its subsidiaries have placed or intend to place with clients have obtained all necessary Governmental Licenses to be legally qualified to serve at the facilities and in the positions in which they are staffed and the Company takes reasonable measures to ensure that all such nurses and other personnel possess such Governmental Licenses; the Company and its Subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, have a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except when the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not have a Material Adverse Effect; and neither the Company nor any of its Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect.

(xvii) No Fees from Third-Party Payors. None of the Company or any of its Subsidiaries receives fees, compensation or reimbursement of any kind for any of its services from any governmental or other third-party payor, including, without limitation, from third-party payors such as Medicare, Medicaid, Medi-Cal, private insurance companies, health maintenance organizations, preferred provider organizations, managed care systems and other similar third party payors (including, without limitation, Blue Cross plans).

(xviii) Licensure of Nurses and other Healthcare Professionals. The Company has established and shall administer, except to the extent that a failure to do so would not reasonably be expected to result in a Material Adverse Effect, a compliance program applicable to the Company and its Subsidiaries, to assist the Company, its Subsidiaries and the directors, officers and employees of the Company and its Subsidiaries, in complying with applicable federal and state guidelines (including, without limitation, guidelines imposed by OSHA and JCAHO) for the due qualification and licensure of registered nurses and other healthcare professionals that the Company and its Subsidiaries place through their staffing businesses.

(xix) Title to Property. Except to the extent specifically disclosed in the Prospectus, the Company and its Subsidiaries have good and marketable title to all real property owned by the Company and its Subsidiaries and good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except such as (a) are described in the Prospectus or (b) do not, singly or in the aggregate, materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or any of its Subsidiaries; and all of the leases and subleases material to the business of the Company and its Subsidiaries, considered as one enterprise, and under which the Company or any of its Subsidiaries holds properties

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described in the Prospectus, are in full force and effect, and neither the Company or any of its Subsidiaries has any notice of any claim of any sort that has been asserted by anyone adverse to the rights of the Company or any of its Subsidiaries under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or of its Subsidiaries to the continued possession of the leased or subleased premises under any such lease or sublease.

(xx) Investment Company Act. None of the Company or any of its Subsidiaries is, and upon the sale of the Securities as herein contemplated none of them will be, an "investment company" or an entity "controlled" by an "investment company" as such terms are defined in the Investment Company Act of 1940, as amended (the "1940 Act").

(xxi) Environmental Laws. Except as described in the Registration Statement and except as would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (A) neither the Company nor any of its Subsidiaries is in violation of any federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances (including, without limitation, asbestos, polychlorinated biphenyls, urea-formaldehyde, insulation, petroleum or petroleum products) (collectively, "Hazardous Materials") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "Environmental Laws"), (B) the Company and its Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its Subsidiaries (including, without limitation, any claims relating to the purchases and other corporate transactions involving the current Subsidiaries and predecessor entities which currently are integrated with the Company and its Subsidiaries) and (D) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its Subsidiaries relating to Hazardous Materials or any Environmental Laws.

(xxii) Registration Rights. Except as disclosed in the Prospectus, there are no persons with registration rights or other similar rights to have any securities of the Company or any of its Subsidiaries registered pursuant to the Registration Statement or otherwise registered by the Company or any other person under the 1933 Act.

(xxiii) Insurance. The Company and each of its Subsidiaries is insured by insurers of recognized financial responsibility against such loses and risks and in such amounts as are prudent and customary in the industries in which the Company and its Subsidiaries operate; none of the Company or any of its Subsidiaries has been refused any material insurance coverage sought or applied for; and the Company has no reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its operations except where the failure to renew or maintain such coverage would not reasonably be expected to result in a Material Adverse Effect. The officers and directors of the Company are insured by

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insurers of recognized financial responsibility against such losses and risks and in such amounts as the Company believes are prudent and customary for officers' and directors' liability insurance of a public company and as the Company believes would cover claims which would reasonably be expected to be made in connection with the issuance of the Securities; and the Company has no reason to believe that it will not be able to renew its existing directors' and officers' liability insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to cover its officers and directors.

(xxiv) Tax Returns and Payment of Taxes. The Company and its Subsidiaries have timely filed all federal, state, local and foreign tax returns that are required to be filed or has duly requested extensions thereof and all such tax returns are true, correct and complete, except to the extent that any failure to file or request an extension, or any incorrectness would not reasonably be expected to result in a Material Adverse Effect. The Company and its Subsidiaries have timely paid all taxes shown as due on such filed tax returns (including any related assessments, fines or penalties), except to the extent that any such taxes are being contested in good faith and by appropriate proceedings, or to the extent that any failure to pay would not reasonably be expected to result in a Material Adverse Effect; and adequate charges, accruals and reserves have been provided for in the financial statements referred to in Section 1(a)(iii) above in accordance with GAAP in respect of all Federal, state, local and foreign taxes for all periods as to which the tax liability of the Company and its Subsidiaries has not been finally determined or remains open to examination by applicable taxing authorities except (A) for taxes incurred after the date of the financial statements referred to in Section 1(a)(iii) or (B) where the failure to provide for such charges, accruals and reserves would not reasonably be expected to result in a Material Adverse Effect. None of the Company or its Subsidiaries is a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Internal Revenue Code of 1986, as amended (the "Code").

(xxv) No Stabilization or Manipulation. Neither the Company nor any of its Subsidiaries or, to the best of their knowledge, any of their directors, officers or affiliates has taken or will take, directly or indirectly, any action designed to, or that could be reasonably expected to, cause or result in stabilization or manipulation of the price of the Securities in violation of Regulation M under the 1934 Act.

(xxvi) Certain Transactions. Except as disclosed in the Prospectus, there are no outstanding loans, advances, or guarantees of indebtedness by the Company or any of its Subsidiaries to or for the benefit of any of the executive officers or directors of the Company or any of the members of the families of any of them that would be required to be so disclosed under the 1933 Act, the 1933 Act Regulations or Form S-3.

(xxvii) Statistical and Market Data. The statistical and market-related data included in the Prospectus are derived from sources which the Company reasonably and in good faith believes to be accurate, reasonable and reliable in all material respects and the statistical and market-related data included in the Prospectus agrees with the sources from which it was derived in all material respects.

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(xxviii) Accounting and other Controls. The Company makes and keeps books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company. The Company has established a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions were, are and will be executed in accordance with management's general or specific authorization; (ii) transactions were, are and will be recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets was, is and will be permitted only in accordance with a management's general or specific authorizations; and (iv) the recorded accountability for assets was, is and will be compared with existing assets at reasonable intervals and appropriate action was, is and will be taken with respect to any differences.

(xxix) Sarbanes-Oxley Compliance. The Company and the Company's directors or officers, in their capacities as such, are in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (collectively, the "Sarbanes-Oxley Act"), including Section 402 related to loans and Sections 302 and 906 related to certifications. Except as disclosed in the Prospectus, the Company and the Company's directors or officers are actively taking all commercially reasonable steps to ensure that the Company and the Company's directors or officers, in their capacities as such, will be in compliance with all other provisions of the Sarbanes-Oxley Act at the time of their effectiveness or applicability.

(b) Representations and Warranties by each of the Selling Shareholders. Each Selling Shareholder severally and not jointly represents and warrants to the Underwriter as of the date hereof and as of the Closing Time, and agrees with the Underwriter, as follows:

(i) Accurate Disclosure. The information furnished in writing by or on behalf of such Selling Shareholder expressly for use in the Registration Statement and any amendment or supplement thereto does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading and the information furnished in writing by or on behalf of such Selling Shareholder expressly for use in the Prospectus or any preliminary prospectus does not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and such Selling Shareholder is not prompted to sell the Securities to be sold by such Selling Shareholder under this Agreement by any information concerning the Company or any subsidiary of the Company which is not set forth in any preliminary prospectus or the Prospectus.

(ii) Authorization of Agreements. Each Selling Shareholder has the full right, power and authority to enter into this Agreement and to sell, transfer and deliver the Securities to be sold by such Selling Shareholder hereunder. The execution and delivery of this Agreement and the sale and delivery of the Securities to be sold by such Selling Shareholder and the consummation of the transactions contemplated herein and compliance by such Selling Shareholder with its obligations hereunder have been duly authorized by such Selling Shareholder and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default under, or result in the creation or imposition of any tax, lien, charge or encumbrance upon the Securities to be sold by such Selling Shareholder or any property or assets of such Selling Shareholder pursuant to any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, license, lease or other agreement or instrument to which such Selling Shareholder is a party or by which such Selling Shareholder may be

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bound, or to which any of the property or assets of such Selling Shareholder is subject, nor will such action result in any violation of the provisions of the charter or by-laws or other organizational instrument of such Selling Shareholder, if applicable, or any applicable treaty, law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over such Selling Shareholder or any of its properties.

(iii) Record and Beneficial Ownership. Such Selling Shareholder is the record and beneficial owner of the Securities to be sold by it hereunder free and clear of all liens, encumbrances, equities and claims; and upon payment for the Securities to be sold by the Selling Shareholders to the Underwriter as provided in this Agreement, the delivery of such Securities to Cede & Co. ("Cede") or such other nominee as may be designated by The Depository Trust Company ("DTC"), the registration of such Securities in the name of Cede or such other nominee and the crediting of such Securities on the records of DTC to security accounts in the name of the Underwriter (assuming that neither DTC nor the Underwriter has notice of any adverse claim (as such phrase is defined in Section 8-105 of the Uniform Commercial Code as in effect in the State of New York (the "UCC")) to such Securities or any security entitlement in respect thereof), (A) DTC shall be a "protected purchaser" of such Securities within the meaning of Section 8-303 of the UCC, (B) under Section 8-501 of the UCC, the Underwriter will acquire a security entitlement in respect of such Securities and (C) to the extent governed by Article 8 of the UCC, no action based on any "adverse claim" (as defined in Section 8-102 of the UCC) to such Securities may be asserted against the Underwriter; it being understood that for purposes of this representation and warranty, each Selling Shareholder has assumed that when such payment, delivery and crediting occur, (x) such Securities will have been registered in the name of Cede or such other nominee as may be designated by DTC, in each case on the Company's share registry in accordance with its certificate of incorporation, bylaws and applicable law, (y) DTC will be registered as a "clearing corporation" within the meaning of Section 8-102 of the UCC and (z) appropriate entries to the securities account or accounts in the name of the Underwriter on the records of DTC will have been made pursuant to the UCC.

(iv) Absence of Manipulation. Such Selling Shareholder has not taken, and will not take, directly or indirectly, any action which is designed to or which has constituted or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities in violation of Regulation M under the 1934 Act.

(v) Absence of Further Requirements. No filing with, or consent, approval, authorization, order, registration, qualification or decree of, any court or governmental authority or agency, domestic or foreign, is necessary or required for the performance by each Selling Shareholder of its obligations hereunder, or in connection with the sale and delivery of the Securities being sold by such Selling Shareholder hereunder or the consummation of the transactions contemplated by this Agreement except such as may have previously been made or obtained or as may be required under the 1933 Act or the 1933 Act Regulations or state securities laws.

(vi) No Association with NASD. Neither such Selling Shareholder nor any of its affiliates is participating in the distribution of the offering of the Securities, and neither such Selling Shareholder nor any of its affiliates directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, or has any other association with (within the meaning of paragraph (dd) of Article I of the By-Laws of the National Association of Securities Dealers, Inc. (the "NASD")), the Underwriter.

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      (c) Officer's Certificates. Any certificate signed by any officer of the Company or any of its Subsidiaries delivered to the Underwriter or to counsel for the Underwriter shall be deemed a representation and warranty by the Company to the Underwriter as to the matters covered thereby; and any certificate signed by or on behalf of a Selling Shareholder as such and delivered to the Underwriter or to counsel for the Underwriter shall be deemed a representation and warranty by such Selling Shareholder to the Underwriter as to the matters covered thereby.

      Section 2. Sale and Delivery to Underwriter; Closing.

      (a) Securities. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, each Selling Shareholder, severally and not jointly, agrees to sell to the Underwriter, and the Underwriter agrees to purchase from each Selling Shareholder, at the price per share set forth in Schedule B, the number of Securities set forth in Schedule A opposite the name of each Selling Shareholder.

      (b) Payment. Payment of the purchase price for, and delivery of certificates for, the Securities shall be made at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York 10022, or at such other place as shall be agreed upon by the Underwriter, the Company and the Selling Shareholders at 9:00 A.M. (Eastern time) on the third (fourth, if the pricing occurs after 4:30 P.M. (Eastern time) on any given day) business day after the date hereof, or such other time not later than ten business days after such date as shall be agreed upon by the Underwriter, the Company and the Selling Shareholders (such time and date of payment and delivery being herein called "Closing Time").

      Payment shall be made to the Selling Shareholders by wire transfer of immediately available funds to bank accounts designated by the Selling Shareholders, against delivery to the Underwriter for the account of the Underwriter of certificates for the Securities to be purchased by it.

(c) Denominations; Registration. Certificates for the Securities shall be in such denominations and registered in such names as the Underwriter may request in writing at least one full business day before the Closing Time. The certificates for the Securities will be made available for examination and packaging by the Underwriter in The City of New York not later than 10:00 A.M. (Eastern time) on the business day prior to the Closing Time.

      Section 3. Covenants of the Company.

The Company covenants with the Underwriter as follows:

      (a) Compliance with Securities Regulations and Commission Requests. The Company, subject to Section 3(b), will comply with the requirements of Rule 434 of the 1933 Act Regulations, if and as applicable, and will notify the Underwriter immediately, and confirm the notice in writing, (i) when any post-effective amendment to the Registration Statement shall become effective, or any supplement to the Prospectus or any amended Prospectus shall have been filed, (ii) of the receipt of any comments from the Commission, (iii) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Prospectus or for additional information, and (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of any preliminary prospectus, or of the suspension of the qualification of the Securities for offering or sale in any jurisdiction, or of the initiation or threatening of any proceedings for any of such purposes. The Company will promptly effect the filings necessary pursuant to Rule 424 and will take such steps as it deems necessary to ascertain promptly whether the form of prospectus transmitted for filing under Rule 424 was received for filing by the Commission and, in the event that it was not, it will promptly file such prospectus. The Company will make every reasonable effort to prevent the issuance of any stop order and, if any stop order is issued, to obtain the lifting thereof at the earliest possible moment.

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(b) Filing of Amendments. The Company will give the Underwriter notice of its intention to file or prepare any amendment to the Registration Statement (including any filing under Rule 462(b)), any Term Sheet or any amendment, supplement or revision to either the prospectus included in the Registration Statement at the time it became effective or to the Prospectus, whether pursuant to the 1933 Act, the 1934 Act or otherwise, will furnish the Underwriter with copies of any such documents a reasonable amount of time prior to such proposed filing or use, as the case may be, and will not file or use any such document to which the Underwriter or counsel for the Underwriter shall reasonably object.

(c) Delivery of Registration Statements. The Company has furnished or, if requested by the Underwriter, will deliver to the Underwriter and counsel for the Underwriter, without charge, signed copies of the Registration Statement as originally filed and of each amendment thereto (including exhibits filed therewith or incorporated by reference therein and documents incorporated or deemed to be incorporated by reference therein) and copies of all signed consents and certificates of experts, and will also deliver to the Underwriter, without charge, a conformed copy of the Registration Statement as originally filed and of each amendment thereto (without exhibits) for the Underwriter. The copies of the Registration Statement and each amendment thereto furnished to the Underwriter will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

(d) Delivery of Prospectus. The Company has delivered to the Underwriter, without charge, as many copies of each preliminary prospectus as the Underwriter reasonably requested, and the Company hereby consents to the use of such copies for purposes permitted by the 1933 Act. The Company will furnish to the Underwriter, without charge, during the period when the Prospectus is required to be delivered under the 1933 Act or the 1934 Act, such number of copies of the Prospectus (as amended or supplemented) as the Underwriter may reasonably request. The Prospectus and any amendments or supplements thereto furnished to the Underwriter will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

(e) Continued Compliance with Securities Laws. The Company will comply with the 1933 Act and the 1933 Act Regulations so as to permit the completion of the distribution of the Securities as contemplated in this Agreement and in the Prospectus. If at any time when a prospectus is required by the 1933 Act to be delivered in connection with sales of the Securities, any event shall occur or condition shall exist as a result of which it is necessary, in the opinion of counsel for the Underwriter or for the Company, to amend the Registration Statement or amend or supplement any Prospectus in order that the Prospectus will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a purchaser, or if it shall be necessary, in the opinion of such counsel, at any such time to amend the Registration Statement or amend or supplement any Prospectus in order to comply with the requirements of the 1933 Act or the 1933 Act Regulations, the Company will promptly prepare and file with the Commission, subject to Section 3(b), such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectus comply with such requirements, and the Company will furnish to the Underwriter such number of copies of such amendment or supplement as the Underwriter may reasonably request.

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(f) Blue Sky Qualifications. The Company will use its best efforts, in cooperation with the Underwriter, to qualify the Securities for offering and sale under the applicable securities laws of such states and other jurisdictions (domestic or foreign) as the Underwriter may designate and to maintain such qualifications in effect for a period of not less than one year from the later of the effective date of the Registration Statement and any Rule 462(b) Registration Statement; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject. In each jurisdiction in which the Securities have been so qualified, the Company will file such statements and reports as may be required by the laws of such jurisdiction to continue such qualification in effect for a period of not less than one year from the effective date of the Registration Statement and any Rule 462(b) Registration Statement.

(g) Rule 158. The Company will timely file such reports pursuant to the 1934 Act as are necessary in order to make generally available to its securityholders as soon as practicable an earnings statement for the purposes of, and to provide the benefits contemplated by, the last paragraph of Section 11(a) of the 1933 Act.

(h) Listing. The Company will use its best efforts to effect and maintain the quotation of the Securities on the Nasdaq National Market and will file with the Nasdaq National Market all documents and notices required by the Nasdaq National Market of companies that have securities that are traded in the over-the-counter market and quotations for which are reported by the Nasdaq National Market.

(i) Reporting Requirements. The Company, during the period when the Prospectus is required to be delivered under the 1933 Act or the 1934 Act, will file all documents required to be filed with the Commission pursuant to the 1934 Act within the time periods required by the 1934 Act and the rules and regulations of the Commission thereunder.

(j) Continued Compliance with Sarbanes-Oxley Act. Except as disclosed in the Prospectus, (i) the Company will comply in all material respects with all applicable provisions of the Sarbanes-Oxley Act and (ii) will use its commercially reasonable efforts to cause the Company's directors and officers, in their capacities as such, to comply in all material respects with the provisions of the Sarbanes-Oxley Act.

Section 4. Payment of Expenses.

(a) Expenses. The Company will pay all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits) as originally filed and of each amendment thereto, (ii) the preparation, printing and delivery to the Underwriter of this Agreement and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Securities, (iii) the preparation, issuance and delivery of the certificates for the Securities to the Underwriter, including any stock or other transfer taxes and any stamp or other duties payable upon the sale, issuance or delivery of the Securities to the Underwriter, (iv) the fees and disbursements of the Company's counsel, accountants and other advisors, (v) the qualification of the Securities under securities laws in accordance with the provisions of Section 3(f) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriter in connection therewith and in connection with the preparation of the Blue Sky Survey and any supplement thereto, (vi) the printing and delivery to the Underwriter

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of copies of each preliminary prospectus, any Term Sheet, and of the Prospectus and any amendments or supplements thereto, (vii) the preparation, printing and delivery to the Underwriter of copies of the Blue Sky Survey and any supplement thereto, (viii) the fees and expenses of any transfer agent or registrar for the Securities and (ix) the filing fees incident to, and the reasonable fees and disbursements of counsel to the Underwriter in connection with, the review, if any, by the NASD of the terms of the sale of the Securities and (x) the fees and expenses incurred in connection with the inclusion of the Securities in the Nasdaq National Market.

(b) Expenses of the Selling Shareholders. The Selling Shareholders, severally, and not jointly, will pay all expenses incident to the performance of their respective obligations under, and the consummation of the transactions contemplated by this Agreement, including (i) any stamp duties, capital duties and stock transfer taxes, if any, payable upon the sale of the Securities to the Underwriter (except New York stock transfer tax) and (ii) the fees and disbursements of their respective counsel and accountants.

(c) Termination of Agreement. If this Agreement is terminated by the Underwriter in accordance with the provisions of Section 5, Section 9(a)(i) or Section 9(a)(iii) hereof, the Company shall reimburse the Underwriter for all of its out-of-pocket expenses, including the reasonable fees and disbursements of counsel for the Underwriter.

(d) Allocation of Expenses. The provisions of this Section shall not affect any agreement that the Company and the Selling Shareholders may make for the sharing of such costs and expenses.

Section 5. Conditions of Underwriter's Obligations.

The obligations of the Underwriter hereunder are subject to the accuracy of the representations and warranties of the Company and the Selling Shareholders contained in Section 1 hereof or in certificates of any officer of the Company, any Subsidiary of the Company, or on behalf of any Selling Shareholder delivered pursuant to the provisions hereof, to the performance by the Company of its covenants and other obligations hereunder, and to the following further conditions:

(a) Effectiveness of Registration Statement. The Registration Statement, including any Rule 462(b) Registration Statement, has become effective and at Closing Time no stop order suspending the effectiveness of the Registration Statement shall have been issued under the 1933 Act or proceedings therefor initiated or threatened by the Commission, and any request on the part of the Commission for additional information shall have been complied with to the reasonable satisfaction of counsel to the Underwriter. A prospectus containing information relating to the description of the Securities, the specific method of distribution and similar matters shall have been filed with the Commission in accordance with Rule 424(b) (or any required post-effective amendment providing such information shall have been filed and declared effective in accordance with the requirements of Rule 430A of the 1933 Act Regulations), or, if the Company has elected to rely upon Rule 434 of the 1933 Act Regulations, a Term Sheet including the Rule 434 Information shall have been filed with the Commission in accordance with Rule 424(b)(7).

(b) Opinion of Counsel for Company. At Closing Time, the Underwriter shall have received the favorable opinion, dated as of Closing Time, of Proskauer Rose LLP, special counsel for the Company, in form and substance satisfactory to counsel for the Underwriter, to the effect set forth in Exhibit A-1 hereto and to such further effect as counsel to the Underwriter may reasonably request.

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(c) Opinion of General Counsel of the Company. At Closing Time, the Underwriter shall have received the favorable opinion, dated as of Closing Time, of the General Counsel of the Company, in form and substance satisfactory to counsel for the Underwriter, to the effect set forth in Exhibit A-2 hereto and to such further effect as counsel to the Underwriter may reasonably request.

(d) Opinion of Counsel for the Selling Shareholders. At Closing Time, the Underwriter shall have received the favorable opinion, dated as of Closing Time, of each counsel for the Selling Shareholders (which counsel shall be reasonably satisfactory to the Underwriter), each in form and substance satisfactory to counsel for the Underwriter, to the effect set forth in Exhibit A-3 hereto and to such other effect as counsel for the Underwriter may reasonably request.

(e) Opinion of Counsel for Underwriter. At Closing Time, the Underwriter shall have received the favorable opinion, dated as of Closing Time, of Debevoise & Plimpton LLP, counsel for the Underwriter, in form and substance reasonably satisfactory to the Underwriter.

(f) Officers' Certificate. At Closing Time, there shall not have been, since the date hereof or since the respective dates as of which information is given in the Prospectus, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, and the Underwriter shall have received a certificate of the President and Chief Executive Officer and the Chief Financial Officer, dated as of Closing Time, to the effect that (i) there has been no such material adverse change, (ii) the representations and warranties in Section 1(a) hereof are true and correct with the same force and effect as though expressly made at and as of Closing Time, (iii) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to Closing Time, and (iv) no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or threatened or are contemplated by the Commission.

(g) Certificate of each Selling Shareholder. At Closing Time, the Underwriter shall have received a certificate of each Selling Shareholder, dated as of the Closing Time, to the effect that (i) the representations and warranties of such Selling Shareholder contained in Section 1(b) hereof are true and correct in all respects with the same force and effect as though expressly made at and as of Closing Time and (ii) such Selling Shareholder has complied in all material respects with all agreements and all conditions on its part to be performed under this Agreement at or prior to Closing Time.

(h) Accountant's Comfort Letters. At the time of the execution of this Agreement, the Underwriter shall have received from Ernst & Young LLP a letter dated such date, in form and substance satisfactory to the Underwriter, containing statements and information of the type ordinarily included in accountants' "comfort letters" to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement and the Prospectus.

(i) Bring-down Comfort Letters. At Closing Time, the Underwriter shall have received from Ernst & Young LLP a letter, dated as of Closing Time, to the effect that they reaffirm the statements made in the letter furnished pursuant to subsection (h) of this Section, except that the specified date referred to shall be a date not more than three business days prior to Closing Time.

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(j) Approval of Listing. At Closing Time, the Securities shall have been approved for inclusion in the Nasdaq National Market, subject only to official notice of issuance.

(k) No Objection. The NASD shall have not raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements with respect to the Securities.

(l) Form W-8 or W-9. At the date of this Agreement, the Underwriter shall have received form W-8 or W-9, as required, signed by each Selling Shareholder.

(m) Additional Documents. At Closing Time, counsel for the Underwriter shall have been furnished with such documents and opinions as they may require for the purpose of enabling them to pass upon the issuance and sale of the Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company and the Selling Shareholders in connection with the issuance and sale of the Securities as herein contemplated shall be satisfactory in form and substance to the Underwriter and counsel for the Underwriter.

(n) Termination of Agreement. If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement may be terminated by the Underwriter by notice to the Company at any time at or prior to Closing Time, and such termination shall be without liability of any party to any other party except as provided in Section 4 and except that Sections 1, 6, 7 and 8 shall survive any such termination and remain in full force and effect.

Section 6. Indemnification.

(a) Indemnification of the Underwriter by the Company. The Company, agrees to indemnify and hold harmless the Underwriter and each person, if any, who controls the Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act as follows:

(i) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), including the Rule 430A Information and the Rule 434 Information deemed to be a part thereof, if applicable, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact included in any preliminary prospectus or the Prospectus (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission or any such alleged untrue statement or omission; provided that (subject to Section 6(e) below) any such settlement is effected with the written consent of the Company; and

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(iii) against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen by the Underwriter), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above;

provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense (a) to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by the Underwriter expressly for use in the Registration Statement (or any amendment thereto), including the Rule 430A Information and the Rule 434 Information deemed to be a part thereof, if applicable, or any preliminary prospectus or the Prospectus (or any amendment or supplement thereto); and (b) with respect to any preliminary prospectus to the extent that it shall be proved that any such loss, liability, claim, damage or expense of the Underwriter resulted solely from the fact that the Underwriter, in contravention of a requirement of this Agreement or applicable law, sold Securities to a person to whom the Underwriter failed to send or give, at or prior to Closing Time, a copy of the Prospectus (if applicable, as amended or supplemented) if the Company has previously furnished copies thereof (sufficiently in advance of Closing Time to allow for distribution by Closing Time) to the Underwriter and the loss, liability, claim, damage or expense of the Underwriter resulted from an untrue statement or alleged untrue statement or omission or alleged omission of a material fact contained in or omitted (or allegedly omitted) from the preliminary prospectus that was corrected or included in the Prospectus (if applicable, as amended or supplemented) prior to Closing Time.

(b) Indemnification of the Underwriter by the Selling Shareholders. Each of the Selling Shareholders severally and not jointly agrees to indemnify and hold harmless the Underwriter and each person, if any, who controls the Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, made in the Registration Statement (or any amendment thereto), including the Rule 430A Information and the Rule 434 Information deemed to be a part thereof, if applicable, or any preliminary prospectus or the Prospectus (or any amendment or supplement thereto) in reliance upon and conformity with written information furnished to the Company by or on behalf of such Selling Shareholder expressly for use in the Registration Statement (or any amendment thereto) or such preliminary prospectus or the Prospectus (or any amendment or supplement thereto) provided, however, that the liability of any Selling Shareholder pursuant to this Section 6(b) shall be limited to the net proceeds received by such Selling Shareholder from the Securities purchased by the Underwriter from such Selling Shareholder pursuant to this Agreement; and provided further that (subject to Section 6(e) below) in the case of subsection (a)(ii), only if such settlement is effected with the Selling Shareholder's prior written consent. The Underwriter acknowledges that the information relating to such Selling Shareholder set forth in the table immediately following the fourth paragraph under the heading "Selling Stockholders" in the Registration Statement, and in the table immediately following the first paragraph under the heading "Selling Stockholders" in any preliminary prospectus and the Prospectus (other than the percentage or number of outstanding shares information) constitute the only information furnished in writing by or on behalf of such Selling Shareholder for inclusion in the Registration Statement, any preliminary prospectus or the Prospectus.

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(c) Indemnification of Company, Directors and Officers and Selling Shareholders. The Underwriter agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act and each Selling Shareholder and each person, if any, who controls each Selling Shareholder within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), including the Rule 430A Information and the Rule 434 Information deemed to be a part thereof, if applicable, or any preliminary prospectus or the Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with written information furnished to the Company by the Underwriter expressly for use in the Registration Statement (or any amendment thereto) or such preliminary prospectus or the Prospectus (or any amendment or supplement thereto). The Company acknowledges that the statements set forth in the last paragraph of the cover page regarding delivery of the Securities and, under the heading "Plan of Distribution," (i) the sentences related to concessions and reallowances and (ii) the paragraph related to stabilization, syndicate covering transactions and penalty bids in any preliminary prospectus and the Prospectus constitute the only information furnished in writing by or on behalf of the Underwriter for inclusion in any preliminary prospectus or the Prospectus.

(d) Actions against Parties; Notification. Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. In the case of parties indemnified pursuant to Section 6(a) and 6(b) above, counsel to the indemnified parties shall be selected by the Underwriter, and, in the case of parties indemnified pursuant to Section 6(c) above, counsel to the indemnified parties shall be selected by the Company. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 or Section 7 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(e) Settlement without Consent if Failure to Reimburse. If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 6(a)(ii) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

(f) Other Agreements with Respect to Indemnification. The provisions of this Section shall not affect any agreement among the Company and the Selling Shareholders with respect to indemnification.

Section 7. Contribution. If the indemnification provided for in Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Selling Shareholders on the one hand and the Underwriter on the other hand from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company and the Selling Shareholders on the one hand and of the Underwriter on the other hand in connection with the statements or omissions, which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Company and the Selling Shareholders on the one hand and the Underwriter on the other hand in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds (i.e., after deducting the total underwriting discount) from the offering of the Securities pursuant to this Agreement (before deducting expenses) received by the Company and the Selling Shareholders and the total underwriting discount received by the Underwriter, in each case as set forth on the cover of the Prospectus, or if Rule 434 is used, the corresponding location on the Term Sheet, bear to the aggregate initial public offering price of the Securities as set forth on such cover.

The relative fault of the Company and the Selling Shareholders on the one hand and the Underwriter on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company, the Selling Shareholders or by the Underwriter and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company, the Selling Shareholders and the Underwriter agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 7. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 7 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

<PAGE>

Notwithstanding the provisions of this Section 7, (i) the
Underwriter shall not be required to contribute any amount in excess of the
amount by which the total price at which the Securities underwritten by it and
distributed to the public were offered to the public exceeds the amount of any
damages which the Underwriter has otherwise been required to pay by reason of
any such untrue or alleged untrue statement or omission or alleged omission and
(ii) no Selling Shareholder shall be required to contribute any amount in excess
of the amount of the total net proceeds received by such Selling Shareholder
from the sale of Securities pursuant to this Agreement. Each Selling Shareholder
shall be obligated under this Section 7 only with respect to untrue statements
or omissions made in the Registration Statement (or any amendment thereto),
including the Rule 430A Information and the Rule 434 Information deemed to be a
part thereof, if applicable, or any preliminary prospectus or the Prospectus (or
any amendment or supplement thereto) in reliance upon and in conformity with
written information furnished to the Company by or on behalf of such Selling
Shareholder expressly for use in the Registration Statement (or any amendment
thereto) or such preliminary prospectus or the Prospectus (or any amendment or
supplement thereto).

No person guilty of fraudulent misrepresentation (within the
meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from
any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section 7, each person, if any, who
controls the Underwriter within the meaning of Section 15 of the 1933 Act or
Section 20 of the 1934 Act shall have the same rights to contribution as the
Underwriter, and each director of the Company, each officer of the Company who
signed the Registration Statement, and each person, if any, who controls the
Company or any Selling Shareholder within the meaning of Section 15 of the 1933
Act or Section 20 of the 1934 Act shall have the same rights to contribution as
the Company or such Selling Shareholder, as the case may be.

The provisions of this Section 7 shall not affect any agreement
among the Company and the Selling Shareholders with respect to contribution.

Section 8. Representations, Warranties and Agreements to
Survive Delivery. All representations, warranties and agreements contained in
this Agreement or in certificates of officers of the Company or any of its
Subsidiaries submitted pursuant hereto, shall remain operative and in full force
and effect, regardless of any investigation made by or on behalf of the
Underwriter or controlling person, or by or on behalf of the Company, and shall
survive delivery of the Securities to the Underwriter.

Section 9.   Termination of Agreement.

(a) Termination; General. The Underwriter may terminate this
Agreement, by notice to the Company and the Selling Shareholders, at any time at
or prior to Closing Time (i) if there has been, since the time of execution of
this Agreement or since the respective dates as of which information is given in
the Prospectus, any material adverse change in the condition, financial or
otherwise, or in the earnings, business affairs or business prospects of the
Company and its Subsidiaries considered as one enterprise, whether or not
arising in the ordinary course of business, or (ii) if there has occurred any
material adverse change in the financial markets in the United States or the
international financial markets, any outbreak of hostilities or escalation
thereof, any declaration by the United States of a national emergency or war, or
other calamity or crisis or act of terrorism or any change or development
involving a prospective change in national or international political, financial
or economic conditions, in each case the effect of which is such as to make it,
in the judgment of the Underwriter, impracticable or inadvisable to market the

22

<PAGE>

Securities or to enforce contracts for the sale of the Securities, or (iii) if trading in any securities of the Company has been suspended or materially limited by the Commission or the Nasdaq National Market, or (iv) if trading generally on the American Stock Exchange or the New York Stock Exchange or in the Nasdaq National Market has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by such system or by order of the Commission, the NASD or any other governmental authority, or a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States, or (v) if a banking moratorium has been declared by either Federal or New York authorities.

(b) Liabilities. If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof, and provided further that Sections 1, 6, 7 and 8 shall survive such termination and remain in full force and effect.

Section 10. Default by One or More of the Selling Shareholders.

If a Selling Shareholder shall fail at Closing Time to sell and deliver the number of Securities which such Selling Shareholder or Selling Shareholders are obligated to sell hereunder, and the remaining Selling Shareholders do not exercise the right hereby granted to increase, pro rata or otherwise, the number of Securities to be sold by them hereunder to the total number to be sold by all Selling Shareholders as set forth in Schedule A hereto, then the Underwriter may, by notice from the Underwriter to the Company and the non-defaulting Selling Shareholders, either (a) terminate this Agreement without any liability on the fault of any non-defaulting party except that the provisions of Sections 1, 4, 6, 7 and 8 shall remain in full force and effect or (b) elect to purchase the Securities which the non-defaulting Selling Shareholders have agreed to sell hereunder. No action taken pursuant to this Section 10 shall relieve any Selling Shareholder so defaulting from liability, if any, in respect of such default.

In the event of a default by any Selling Shareholder as referred to in this Section 10, the Underwriter, the Company and the non-defaulting Selling Shareholders shall have the right to postpone Closing Time for a period not exceeding seven days in order to effect any required change in the Registration Statement or Prospectus or in any other documents or arrangements.

Section 11. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Underwriter shall be mailed, delivered or telefaxed to the Citigroup Global Markets Inc. General Counsel (fax no.: (212) 816-7912) and confirmed to the General Counsel, Citigroup Global Markets Inc., at 388 Greenwich Street, New York, New York, 10013, Attention: General Counsel, with a copy to Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York, attention of Steven J. Slutzky; and notices to the Company shall be directed to it at 6551 Park of Commerce Blvd., Suite 200, Boca Raton, Florida 33487, attention of Joseph A. Boshart, President and CEO, with a copy to Proskauer Rose LLP, 1585 Broadway, New York, New York 10036, attention of Stephen W. Rubin and notices to each Selling Shareholder shall be directed to Metalmark Capital LLC, 1177 Avenue of the Americas, 40th Floor, New York, New York 10036, attention of Eric T. Fry, and Morgan Stanley Private Equity, 1585 Broadway, 38th Floor, New York, New York 10036, attention of Debra Abramovitz, with a copy (which shall not constitute notice) to Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, attention of Michael Kaplan.

Section 12. Parties. This Agreement shall each inure to the benefit of and be binding upon the Underwriter and the Company and the Selling Shareholders and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriter and the Company and the Selling Shareholders and their respective successors and the controlling persons and officers and directors referred to in Sections 6 and 7 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriter and the Company and the Selling Shareholders and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Securities from the Underwriter shall be deemed to be a successor by reason merely of such purchase.

Section 13. GOVERNING LAW AND TIME. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.

Section 14. Effect of Headings. The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

<PAGE>

                If the foregoing is in accordance with your understanding of
our agreement, please sign and return to the Company and the Selling
Shareholders a counterpart hereof, whereupon this instrument, along with all
counterparts, will become a binding agreement among the Underwriter and the
Company and the Selling Shareholders in accordance with its terms.

                              Very truly yours,

                              Cross Country Healthcare, Inc.

                              By: /s/ Joseph A. Boshart

                                    Name: Joseph A. Boshart
                              Title: Chief Executive Officer and President

                              Morgan Stanley Dean Witter Capital
                              Partners IV, L.P.
                              MSDW IV 892 Investors, L.P.
                              Morgan Stanley Dean Witter Capital
                              Investors IV, L.P.

                              By: MSDW Capital Partners IV,
                                  LLC, as General Partner

                              By: Metalmark Subadvisor LLC,
                                  as Attorney-in-Fact

                              By: /s/

                                  Name:
                                 Title:

                              Morgan Stanley Venture Partners III, L.P.
                              Morgan Stanley Venture Partners
                              Entrepreneur Fund, L.P.
                              Morgan Stanley Venture Investors III, L.P.

                              By: Morgan Stanley Venture Partners III,
                                  L.L.C., as General Partner

                              By: Morgan Stanley Venture
                                  Capital III, Inc., as Institutional
                                  Managing Member

                              By: /s/

                                  Name:
                                  Title:

                              25

CONFIRMED AND ACCEPTED,
    as of the date first above written:

CITIGROUP GLOBAL MARKETS INC.

By:/s/

    Authorized Signatory

SCHEDULE A

Name of Selling Shareholder	Number of Securities to be Purchased by Citigroup Global Markets Inc.
Morgan Stanley Dean Witter Capital Partners IV, L.P.........	3,464,045
MSDW IV 892 Investors, L.P..................................	371,760
Morgan Stanley Dean Witter Capital Investors IV, L.P........	119,459
Morgan Stanley Venture Partners III, L.P....................	190,922
Morgan Stanley Venture Investors III, L.P..................	18,334
Morgan Stanley Venture Partners Entrepreneur Fund, L.P......	8,348
Total..	4,172,868

Sch. A-1

SCHEDULE B

CROSS COUNTRY HEALTHCARE, INC.

4,172,868 Shares of Common Stock

(Par Value $.0001 Per Share)

      1. The public offering price per share for the Securities, determined as provided in said Section 2, shall be $16.95.

      2. The purchase price per share for the Securities to be paid by the Underwriter shall be $16.59875, being an amount equal to the public offering price set forth above less $0.35125 per share.

<PAGE>

SCHEDULE C

Subsidiaries of Cross Country Healthcare, Inc.

Assignment America, Inc.
Cejka Search, Inc.
CC Staffing, Inc.
Clinforce, Inc.
Cross Country Capital, Inc.
Cross Country Consulting, Inc.
Cross Country Local, Inc.
Cross Country Education, Inc.
Cross Country TravCorps, Inc.
HealthStaffers, Inc.
MCVT, Inc.
Med-Staff, Inc.
NovaPro, Inc.
TVCM, Inc.

Exhibit 99.2



NEWS
FOR IMMEDIATE RELEASE

CROSS COUNTRY HEALTHCARE ANNOUNCES FIRST QUARTER 2005 EARNINGS RELEASE DATE AND CONFERENCE CALL INFORMATION

BOCA RATON, Fla. – April 14, 2005 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) will hold its quarterly conference call to discuss its first quarter 2005 financial results on Tuesday, May 10, 2005, at 10:00 a.m. Eastern Time. The Company intends to distribute its earnings press release after the close of business on Monday, May 9, 2005.

This call will be webcast live by CCBN and can be accessed at the Company's website at www.crosscountry.com or by dialing 877-915-2769 from anywhere in the U.S. or by dialing 630-395-0018 from non-U.S. locations – Passcode: Cross Country. A replay of the webcast and the conference call will be available from May 10th through May 24th at the Company's website and via telephone by calling 800-925-2063 from anywhere in the U.S. or 402-998-0601 from non-U.S. locations.

The webcast will also be distributed over CCBN's Investor Distribution Network to both institutional and individual investors. Individual investors can listen to the call through CCBN's individual investor center at www.companyboardroom.com or by visiting any of the investor sites in CCBN's Individual Investor Network such as America Online's Personal Finance Channel, Fidelity Investments(R) (Fidelity.com) and others. Institutional investors can access the call via CCBN's password-protected event management site, StreetEvents (www.streetevents.com).

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing services in the United States as well as a provider of human capital management services. The Company has a client base of approximately 3,000 hospitals, pharmaceutical companies and other healthcare providers across all 50 states. Copies of this and other news releases as well as additional information about Cross Country can be obtained online at www.crosscountry.com. Shareholders and prospective investors can also register at the corporate website to automatically receive the Company's press releases, SEC filings and other notices by e-mail.

# # #

For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Phone: 877-686-9779
Email: hgoldman@crosscountry.com

Additional information about our business:

Cross Country Staffing	Cross Country	Cross Country Local	MedStaff	NovaPro
Healthcare Staffing	TravCorps	Per Diem Nurse	Travel Nursing	Travel Nursing
	Travel Nursing		Per Diem Nurse	
Assignment America	MRA	ClinForce	Cross Country University	Cejka Search
International Nursing	Nurse Recruiting	Clinical Staffing	CEU Continuing Education for Nurses	Physician Jobs Executive Search

6551 Park of Commerce Blvd., Boca Raton, FL 33487
Tel: (800) 347-2264   Fax: (561) 998-8533   www.crosscountry.com

Exhibit 99.3



NEWS

FOR IMMEDIATE RELEASE

CROSS COUNTRY HEALTHCARE ANNOUNCES
SECONDARY OFFERING OF COMMON STOCK

BOCA RATON, Fla. – April 14, 2005 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) today announced a public offering of approximately 3.0 million shares of common stock pursuant to its currently effective shelf registration statement. All of the approximately 3.0 million shares are offered by Morgan Stanley Dean Witter Capital Partners IV, L.P.; MSDW IV 892 Investors, L.P.; Morgan Stanley Dean Witter Capital Investors IV, L.P.; Morgan Stanley Venture Partners III, L.P.; Morgan Stanley Venture Investors III, L.P. and Morgan Stanley Venture Partners Entrepreneur Fund, L.P.

Neither the Company or management registered any shares of common stock pursuant to this registration statement nor will the Company or management receive any proceeds from the sale of shares by the selling stockholders.

Citigroup Global Markets Inc. is the sole book-running manager for the offering. When available, full details of the offering, including a description of and certain risk factors relating to the offering, will be contained in a prospectus supplement, which may be obtained from Citigroup Global Markets Inc., 140 58th Street, Brooklyn, NY 11220.

This press release shall not constitute an offer to sell nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The common stock offering may be made only by means of a prospectus and related prospectus supplement, copies of which may be obtained by contacting Citigroup Global Markets Inc. as indicated in this news release.

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing services in the United States as well as a provider of human capital management services. The Company has a client base of approximately 3,000 hospitals, pharmaceutical companies and other healthcare providers across all 50 states. Copies of this and other news releases as well as additional information about Cross Country can be obtained online at www.crosscountry.com. Shareholders and prospective investors can also register at the corporate website to automatically receive the Company's press releases, SEC filings and other notices by e-mail.

# # #

For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Phone: 877-686-9779
Email: hgoldman@crosscountry.com

Additional information about our business:

Cross Country Staffing Healthcare Staffing	Cross Country TravCorps Travel Nursing	Cross Country Local Per Diem Nurse	MedStaff Travel Nursing Per Diem Nurse	NovaPro Travel Nursing
Assignment America International Nursing	MRA Nurse Recruiting	ClinForce Clinical Staffing	Cross Country University CEU Continuing Education for Nurses	Cejka Search Physician Jobs Executive Search

6551 Park of Commerce Blvd., Boca Raton, FL 33487
Tel: (800) 347-2264   Fax: (561) 998-8533   www.crosscountry.com

Exhibit 99.4



NEWS

FOR IMMEDIATE RELEASE

CROSS COUNTRY HEALTHCARE REPORTS ADDITIONAL SHARES SOLD PURSUANT TO ITS SECONDARY OFFERING OF COMMON STOCK

BOCA RATON, Fla. – April 14, 2005 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) today announced that Citigroup Global Markets Inc., the sole book-running manager for the public offering of 3.0 million shares of the Company's common stock announced earlier today, has agreed to purchase an additional 1,172,868 shares of common stock from the selling stockholders. The selling stockholders were Morgan Stanley Dean Witter Capital Partners IV, L.P.; MSDW IV 892 Investors, L.P.; Morgan Stanley Dean Witter Capital Investors IV, L.P.; Morgan Stanley Venture Partners III, L.P.; Morgan Stanley Venture Investors III, L.P. and Morgan Stanley Venture Partners Entrepreneur Fund, L.P. The total number of shares of the Company's common stock to be purchased by Citigroup is 4,172,868 shares.

Neither the Company or management registered any shares of common stock pursuant to this registration statement nor will the Company or management receive any proceeds from the sale of shares by the selling stockholders.

When available, full details of the offering, including a description of and certain risk factors relating to the offering, will be contained in a prospectus supplement, which may be obtained from Citigroup Global Markets Inc., 140 58th Street, Brooklyn, NY 11220.

This press release shall not constitute an offer to sell nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The common stock offering may be made only by means of a prospectus and related prospectus supplement, copies of which may be obtained by contacting Citigroup Global Markets Inc. as indicated in this news release.

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing services in the United States as well as a provider of human capital management services. The Company has a client base of approximately 3,000 hospitals, pharmaceutical companies and other healthcare providers across all 50 states. Copies of this and other news releases as well as additional information about Cross Country can be obtained online at www.crosscountry.com. Shareholders and prospective investors can also register at the corporate website to automatically receive the Company's press releases, SEC filings and other notices by e-mail.

# # #

For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Phone: 877-686-9779
Email: hgoldman@crosscountry.com

Additional information about our business:

Cross Country Staffing Healthcare Staffing	Cross Country TravCorps Travel Nursing	Cross Country Local Per Diem Nurse	MedStaff Travel Nursing Per Diem Nurse	NovaPro Travel Nursing
Assignment America International Nursing	MRA Nurse Recruiting	ClinForce Clinical Staffing	Cross Country University CEU Continuing Education for Nurses	Cejka Search Physician Jobs Executive Search

6551 Park of Commerce Blvd., Boca Raton, FL 33487
Tel: (800) 347-2264 Fax: (561) 998-8533 www.crosscountry.com